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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                                   Celanese AG
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                                (Name of Issuer)

                          Ordinary Shares, no par value
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                         (Title of Class of Securities)

                                    D1497A101
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                                 (Cusip Number)

                                    Chinh Chu
                              The Blackstone Group
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000
                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 22, 2004
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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    This Amendment No. 7 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on December 24, 2003 (as it may be amended from time to time, the "Schedule 13D") with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the "Company"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 7 shall have the same respective meanings herein as are ascribed to such terms in the
Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION.

    Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On June 22, 2004, BCP Crystal Acquisition GmbH & Co. KG ("BCP Crystal") entered into a domination and profit transfer agreement (the "Domination Agreement") between BCP Crystal, as the dominating company, and Celanese AG, as the dominated company. The contract was agreed upon because of the group relationship between the two companies which resulted following the acquisition of more than 84% of outstanding shares in Celanese AG by BCP Crystal. The Domination Agreement is a pre-condition for the two companies to obtain a consolidated corporate and business tax filing status.

As part of the Domination Agreement, BCP Crystal will be offering cash compensation to Celanese AG shareholders to purchase their shares for EUR 41.92 per share. BCP Crystal will also guarantee that Celanese AG will provide those shareholders who wish to retain their shares in Celanese AG, a gross dividend of EUR 3.27 per share (current net dividend: EUR 2.89 per share) for each future full business year.

For the company valuation on which the level of the cash compensation and guaranteed dividend are based, the Board of Management of Celanese AG and the Managing Board of BCP Crystal were advised by the financial auditors Ernst & Young. PricewaterhouseCoopers, who were, in accordance with the applicable German law, appointed by court order to audit the Domination Agreement, confirmed that the compensation and the guaranteed dividend were appropriate.

As the Domination Agreement requires shareholder approval, Celanese AG has called an Extraordinary General Meeting for July 30/31, 2004 to be held in Oberhausen, Germany. At the meeting, shareholders will also be asked to approve a change in the company statutes in order to take advantage of the consolidated tax filing status as soon as possible. BCP Crystal holds sufficient shares to ensure that such shareholder approvals will be received. Therefore, from September 30, 2004 onwards, Celanese AG's business year will begin on October 1 and end on September 30 of the following year. A short business year will run from January 1, 2004 until September 30, 2004.

On June 22, 2004, BCP Caylux Holdings Luxembourg S.C.A. ("BCP Luxembourg") issued a Letter of Support in connection with the Domination Agreement, whereby BCP Luxembourg agreed to manage and provide BCP Crystal with financing to enable BCP Crystal to be in a position at all times to fulfill all of its obligations under or in connection with the Domination Agreement. According to the Letter of Support, BCP Luxembourg will also provide that BCP Crystal will perform all of its obligations under or in connection with the Domination Agreement when such obligations become due.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information in Item 4 of this Amendment is incorporated herein by reference.

AT THE TIME THE MANDATORY COMPENSATION OFFER DESCRIBED ABOVE IS COMMENCED, ASSUMING THE U.S. TENDER RULES APPLY TO THE TRANSACTION, BCP CRYSTAL WILL FILE A TENDER OFFER STATEMENT WITH THE SEC WITH RESPECT TO THE MANDATORY COMPENSATION OFFER AND CELANESE AG WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 WITH RESPECT TO



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                                                                              3

THE MANDATORY COMPENSATION OFFER. CELANESE AG SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 AND OTHER RELEVANT DOCUMENTS REGARDING THE MANDATORY COMPENSATION OFFER FILED BY BCP CRYSTAL OR CELANESE AG, AS THE CASE MAY BE, WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. CELANESE AG SHAREHOLDERS WILL BE ABLE TO RECEIVE THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV. CELANESE AG SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN DOCUMENTS FILED BY BCP CRYSTAL IN CONNECTION WITH THE MANDATORY COMPENSATION OFFER FREE OF CHARGE FROM BCP CRYSTAL AND DOCUMENTS FILED BY CELANESE AG IN CONNECTION WITH THE MANDATORY COMPENSATION OFFER FREE OF CHARGE FROM CELANESE AG. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CELANESE AG.

NO VOTE OR CONSENT OF ANY SHAREHOLDER IS BEING SOUGHT OR SOLICITED HEREBY. BCP CRYSTAL HAS APPROVED THE DOMINATION AGREEMENT AND HAS AGREED TO VOTE IN FAVOR OF APPROVAL OF A SHAREHOLDERS RESOLUTION APPROVING THE DOMINATION AGREEMENT AT THE EXTRAORDINARY GENERAL MEETING. APPROVAL OF SUCH RESOLUTION DOES NOT REQUIRE THE VOTE OR CONSENT OF ANY OTHER SHAREHOLDER, AND NO SUCH VOTE OR CONSENT IS BEING SOUGHT OR REQUESTED. THIS DOCUMENT IS MERELY A NOTIFICATION OF THE EXTRAORDINARY GENERAL MEETING BEING PROVIDED FOR THE INFORMATION OF OTHER SHAREHOLDERS PURSUANT TO THE REQUIREMENTS OF GERMAN LAW.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. NONE OF THE TRANSACTIONS CONTEMPLATED HEREBY HAS BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. NO SECURITIES REFERRED TO HEREIN MAY BE OFFERED OR SOLD IN THE UNITED STATES OR TO A U.S. PERSON ABSENT REGISTRATION UNDER SUCH ACT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 23, 2004                   BCP CRYSTAL ACQUISITION GMBH & CO. KG
                                       By:  /s/ Chinh Chu
                                       ---------------------------------------
                                       Name: Chinh Chu
                                       Title: Authorized Person